October 6, 2011

VIA EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:      Mr. John Krug

     Mr. Jeffrey Riedler

     Ms. Jennifer Riegel

     Ms. Sasha Parikh

     Mr. Don Abbott

Re:	Trimeris, Inc.

        Registration Statement on Form S-4 (File No. 333-175512)

        Supplemental Provision of Revised Legal Opinions

Dear Mr. Krug, Mr. Riedler, Ms. Riegel, Ms. Parikh and Mr. Abbott:

This correspondence is being filed, on behalf of our client, Trimeris, Inc. (the “Company”), in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated October 6, 2011 with respect to Amendment No. 3 to the Company’s Registration Statement on Form S-4 filed with the Commission on September 28, 2011 (“Amendment No. 3”). The numbering of the paragraph below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Legal Opinions

1.	Paul Hastings states in its legal opinion filed as Exhibit 5.1, “[t]his opinion letter is rendered solely to you in connection with the registration of the Shares for issuance as described in the Registration Statement and in accordance with the terms of the Merger Agreement. This opinion letter may not be relied upon by you for any other purpose or delivered to or relied upon by any other person without our express prior written consent.” Similarly, Exhibits 8.1 and 8.2 each state, “[t]his Opinion is solely for the benefit of you and your shareholders.” Please note that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion are not permissible. Please revise each of the opinions to clarify that investors are entitled to rely on each respective opinion.

United States Securities and Exchange Commission

October 6, 2011

In response to the Staff’s comment, the Company proposes to revise the legal opinions set forth in Exhibit 5.1, Exhibit 8.1 and Exhibit 8.2 of Amendment No. 3 to remove any disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on such opinions.

Enclosed for your review are copies of the revised legal opinions (the “Revised Opinions”) that the Company proposes to file as Exhibit 5.1, Exhibit 8.1 and Exhibit 8.2, respectively, to Amendment No. 4 (“Amendment No. 4”) amending Amendment No. 3. The Revised Opinions are attached hereto as Exhibit A, Exhibit B, and Exhibit C, respectively, and have been marked to show changes from Exhibit 5.1, Exhibit 8.1 and Exhibit 8.2, as applicable, to Amendment No. 3. Amendment No. 3, as amended by Amendment No. 4 and all future amendments, is referred to herein as the “Registration Statement.”

* * * * * * * * * *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible, as we anticipate that the Company will submit its request for acceleration of effectiveness of the Registration Statement by close of business on October 7, 2011. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to the undersigned at (858) 458-3035 or Carl Sanchez at (858) 458-3030.

Sincerely,

/s/ Elizabeth A. Razzano

Elizabeth A. Razzano

for PAUL HASTINGS LLP

Enclosures

cc:	Martin Mattingly, Trimeris, Inc.
James Thomas, Trimeris, Inc.
Carl R. Sanchez, Paul Hastings LLP
Mark Rubenstein, Ropes & Gray LLP

Exhibit A

Revised 5.1 Opinion

Exhibit 5.1

                                     , 2011

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to Trimeris, Inc., a Delaware corporation (the “Company”), in connection with the preparation of the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the proposed registration of up to 73,102,033 shares (the “Shares”) of the Company’s common stock, $0.001 par value per share (the “Common Stock”), to be issued in connection with the merger contemplated by that certain Agreement and Plan of Merger and Reorganization, dated June 13, 2011 (the “Merger Agreement”), by and among the Company, Tesla Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Synageva BioPharma Corp.

As such counsel and for purposes of our opinion set forth below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such documents, resolutions and corporate records furnished to us by the Company, certificates of public officials and other documents and instruments as we have deemed necessary or appropriate as a basis for the opinion set forth below, including, without limitation:

(i)	the Registration Statement;

(ii)	the Fifth Amended and Restated Certificate of Incorporation of the Company (the “Restated Certificate”);

(iii)	the form of Certificate of Amendment to the Restated Certificate, increasing the number of authorized shares of Common Stock from 60,000,000 to up to a maximum of 150,000,000 shares (the “Share Increase Amendment”), to be filed with the Secretary of State of the State of Delaware immediately prior to the Closing (as defined in the Merger Agreement);

(iv)	the form of Certificate of Amendment to the Restated Certificate, effecting a reverse stock split of the issued and outstanding Common Stock at a ratio within the range of one-for-two to one-for-eight (the “Reverse Stock Split Amendment”), to be filed with the Secretary of State of the State of Delaware immediately prior to the Closing;

(v)	the Second Amended and Restated Bylaws of the Company;

(vi)	a certificate from the Secretary of State of the State of Delaware as to the existence and good standing of the Company under the laws of the State of Delaware as of , 2011 (the “Good Standing Certificate”);

(vii)	the resolutions adopted by the Company’s board of directors on June 11, 2011 (the “Board Resolutions”), as certified by the Secretary of the Company, relating to the execution and delivery of, and the performance by the Company of its obligations under, the Merger Agreement, including the issuance of the Shares pursuant to the Merger Agreement; and

(viii)	the Merger Agreement.

In addition, we have made such investigations of law as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In such examination and in rendering the opinion expressed below, we have assumed: (i) the genuineness of all signatures on all documents submitted to us; (ii) the authenticity and completeness of all documents, corporate records, certificates and other instruments submitted to us; (iii) that photocopy, electronic, certified, conformed, facsimile and other copies submitted to us of original documents, corporate records, certificates and other instruments conform to the original documents, corporate records, certificates and other instruments, and that all such original documents, corporate records, certificates and other instruments were authentic and complete; (iv) the legal capacity of all individuals executing documents; (v) the due authorization, execution and delivery of all agreements, instruments, certificates and other documents by all parties thereto; (vi) that the statements contained in the certificates and comparable documents of public officials, officers and representatives of the Company and other persons on which we have relied for the purposes of this opinion letter are true and correct; (vii) that the officers and directors of the Company have properly exercised their fiduciary duties; (viii) that there has not been any change in the good standing status of the Company from that reported in the Good Standing Certificate; (ix) that, prior to the issuance of any Shares, the Company’s stockholders will have duly adopted the Share Increase Amendment; (x) that, prior to the issuance of any Shares, the Company’s stockholders will have duly adopted the Reverse Stock Split Amendment; and (xi) that, prior to the issuance of any Shares, the Share Increase Amendment and the Reverse Stock Split Amendment will each have been filed with, and certified as “filed” by, the Secretary of State of the State of Delaware. As to all questions of fact material to this opinion letter, we have relied (without independent investigation) upon representations and certificates or comparable documents of officers and representatives of the Company.

Our knowledge of the Company and its legal and other affairs is limited by the scope of our engagement, which scope includes the delivery of this opinion letter. We have been engaged by the Company in connection with specified matters relating to the transactions contemplated by the Merger Agreement and the Registration Statement, and we do not represent the Company with respect to all legal matters or issues. The Company has in the past employed and continues to employ other independent counsel and handles certain legal matters and issues without the assistance of independent counsel.

Based upon the foregoing, and in reliance thereon, and subject to the limitations, qualifications and exceptions set forth herein, we are of the opinion that the Shares, when issued as described in the Registration Statement and in accordance with the terms of the Merger Agreement, will be validly issued, fully paid and nonassessable.

Without limiting any of the other limitations, exceptions and qualifications stated elsewhere herein, we express no opinion with respect to the applicability or effect of the laws of any jurisdiction other than the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws, as in effect on the date hereof.

This opinion letter deals only with the specified legal issues expressly addressed herein, and you should not infer any opinion that is not explicitly addressed herein from any matter stated in this opinion letter.

This opinion letter speaks as of the date hereof and through the effectiveness of the Registration Statement; however, we assume no obligation to advise you or any other person with regard to any change in the circumstances or the law that may bear on the matters set forth herein after the effectiveness of the Registration Statement, even if the change may affect the legal analysis or a legal conclusion or other matters in this opinion letter.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the reference to our Firm under the caption “Legal Matters” contained in the prospectus included in the Registration Statement. In giving such consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules or regulations of the Commission thereunder.

Very truly yours,

Paul Hastings LLP

Exhibit B

Revised 8.1 Opinion

Exhibit 8.1

                     , 2011

Trimeris, Inc.

2530 Meridian Parkway, 2nd Floor

Durham, NC 27713

Ladies and Gentlemen:

We have acted as counsel to Trimeris, Inc. (“Parent”), a Delaware corporation, in connection with the Merger, as defined in the Agreement and Plan of Merger and Reorganization dated June 13, 2011 (the “Agreement”) by and among Parent, Tesla Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Parent, and Synageva BioPharma Corp. (“Company”), a Delaware corporation. Pursuant to the Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. We are delivering the opinion set forth herein (the “Opinion”) in connection with the filing of the Registration Statement on Form S-4 of Parent, which includes the Joint Proxy Statement/Prospectus (the “Registration Statement”), filed with the Securities and Exchange Commission. Unless otherwise defined herein, capitalized terms used in this Opinion have the meaning specified in the Agreement.

For purposes of this Opinion, we have reviewed and relied upon the Agreement, the Registration Statement, and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed with your consent that the Merger will be completed in the manner set forth in the Agreement and in the Registration Statement, without the waiver or modification of any of the terms or conditions contained therein. In addition, in rendering this Opinion, we have relied upon the accuracy and completeness, both initially and continuing as of the Effective Time, of the factual representations set forth in the letters of representation from the Company, Parent and Merger Sub to us dated the date hereof (the “Representation Letters”). In rendering our Opinion, we have also assumed (without independent investigation or verification) that (i) the factual representations made in the Agreement, Registration Statement, Representation Letters and other documents referred to herein are, and will be as of the Effective Time, true, correct and complete, (ii) any representation set forth in the Agreement, Registration Statement, Representation Letters and other documents referred to herein that is qualified by knowledge, intention, belief or any similar qualifier is, and will be as of the Effective Time, true, correct and complete without such qualification, (iii) the Representation Letters have been executed by appropriate authorized officers of the Company, Parent and Merger Sub, (iv) all other documents submitted to us have been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as they have been provided to us, (v) each document submitted to us will be legal, valid, binding and enforceable, (vi) all documents submitted to us as certified or photostatic copies conform to original documents, and (vii) all covenants agreed to by the parties pursuant to the documents referred to herein have been or will be performed or satisfied in accordance with their terms. Any inaccuracy in, or any breach of, any of the preceding assumptions or representations, warranties, covenants or statements in the foregoing documents or the failure to consummate the Merger in accordance with the terms of the Agreement and as described in the Registration Statement may adversely affect our Opinion.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, it is our opinion that under current United States federal income tax law, the Merger will be treated as a

Trimeris, Inc.

“reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

This Opinion is being rendered solely in connection with the filing of the Registration Statement. This Opinion is rendered only as of the date hereof, and we undertake no obligation to supplement, update or revise the Opinion after the date hereof to reflect any changes (including changes that have retroactive effect) in applicable law or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, agreement or assumption relied upon herein that become untrue, incorrect or incomplete. This Opinion may be withdrawn if we do not receive the Representation Letters dated the date of the Effective Time confirming the accuracy of the representations set forth therein. Our Opinion is based upon the applicable provisions of the Code; applicable Treasury Regulations promulgated under the Code; published administrative rulings and procedures; judicial decisions; and other applicable authorities, all as in effect on the date hereof, which are subject to change (possibly with retroactive effect) so as to affect the conclusions stated herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

This Opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger. No opinion is implied or may be inferred beyond the matters expressly stated herein.

In rendering this opinion, we have assumed that Ropes & Gray LLP has delivered, and has not withdrawn, an opinion with respect to the Merger that is substantially similar to this one.

We hereby consent to the reference to us under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement and the filing of this Opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act.

Sincerely,

Paul Hastings LLP

Exhibit C

Revised 8.2 Opinion

Exhibit 8.2

[R&G LETTERHEAD]

____________, 2011

Synageva BioPharma Corp.

128 Spring Street, Suite 520

Lexington, MA 02421

Ladies and Gentlemen:

We have acted as counsel to Synageva BioPharma Corp. (“Company”), a Delaware corporation, in connection with the Merger, as defined in the Agreement and Plan of Merger and Reorganization dated June 13, 2011 (the “Agreement”) by and among Trimeris, Inc. (“Parent”), a Delaware corporation, Tesla Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Parent, and the Company. Pursuant to the Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent. We are delivering the opinion set forth herein (the “Opinion”) in connection with the filing of the Registration Statement on Form S-4 of Parent, which includes the Joint Proxy Statement/Prospectus (the “Registration Statement”), filed with the Securities and Exchange Commission. Unless otherwise defined herein, capitalized terms used in this Opinion have the meaning specified in the Agreement.

For purposes of this Opinion, we have reviewed and relied upon the Agreement, the Registration Statement, and such other documents and matters of law and fact as we have considered necessary or appropriate, and we have assumed with your consent that the Merger will be completed in the manner set forth in the Agreement and in the Registration Statement, without the waiver or modification of any of the terms or conditions contained therein. In addition, in rendering this Opinion, we have relied upon the accuracy and completeness, both initially and continuing as of the Effective Time, of the factual representations set forth in the letters of representation from the Company, Parent and Merger Sub to us dated the date hereof (the “Representation Letters”). In rendering our Opinion, we have also assumed (without independent investigation or verification) that (i) the factual representations made in the Agreement, Registration Statement, Representation Letters and other documents referred to herein are, and will be as of the Effective Time, true, correct and complete, (ii) any representation set forth in the Agreement, Registration Statement, Representation Letters and other documents referred to herein that is qualified by knowledge, intention, belief or any similar qualifier is, and will be as of the Effective Time, true and complete without such qualification, (iii) the Representation Letters have been executed by appropriate authorized officers of the Company, Parent and Merger Sub, (iv) all other documents submitted to us have been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as they have been provided to us, (v) each document submitted to us will be legal, valid, binding and enforceable, (vi) the conformity to original documents of all documents submitted to us as certified or photostatic copies, and (vii) all covenants agreed to by the parties pursuant to the documents referred to herein have been or will be performed or satisfied in accordance with their terms. Any inaccuracy in, or any breach of, any of the preceding assumptions or representations, warranties, covenants or statements in the foregoing documents or the failure to consummate the Merger in accordance with the terms of the Agreement and as described in the Registration Statement may adversely affect our Opinion.

Based upon the foregoing, and subject to the limitations, qualifications and assumptions set forth herein, it is our opinion that, under current United States federal income tax law, the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

This Opinion is being rendered solely in connection with the filing of the Registration Statement. This Opinion is rendered only as of the date hereof, and we undertake no obligation to supplement, update or revise the Opinion after the date hereof to reflect any changes (including changes that have retroactive effect) in applicable law or factual matters arising subsequent to the date hereof or the impact of any information, document, certificate, record, statement, representation, covenant, agreement or assumption relied upon herein that become untrue, incorrect or incomplete. This Opinion may be withdrawn if we do not receive the Representation Letters dated the date of the Effective Time confirming the accuracy of the representations set forth therein. Our Opinion is based upon the applicable provisions of the Code; applicable Treasury Regulations promulgated under the Code; published administrative rulings and procedures; judicial decisions; and other applicable authorities, all as in effect on the date hereof, which are subject to change (possibly with retroactive effect) so as to affect the conclusions stated herein. Moreover, there can be no assurance that our opinion will be accepted by the Internal Revenue Service or, if challenged, by a court.

This Opinion addresses only the matters described above, and does not address any other federal, state, local or foreign tax consequences that may result from the Merger. No opinion is implied or may be inferred beyond the matters expressly stated herein.

In rendering this opinion, we have assumed that Paul Hastings, LLP has delivered, and has not withdrawn, an opinion with respect to the Merger that is substantially similar to this one.

We hereby consent to the reference to us under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement and the filing of this Opinion as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act.

Sincerely,

Ropes & Gray LLP